UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Unaudited

Consolidated

Interim

Financial

Statements

As of March 31, 2022 and for the three-month periods ended March 31, 2022 and 2021 with report of independent registered public accounting firm

INDEX PETROBRAS

2

KPMG Auditores Independentes Ltda.

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400

kpmg.com.br

Report of independent registered public accounting firm

The Shareholders and Board of Directors of

Petróleo Brasileiro S.A. - Petrobras

Results of review of consolidated interim financial statements

We have reviewed the consolidated interim statement of financial position of Petróleo Brasileiro S.A. - Petrobras and subsidiaries (the “Company”) as of March 31, 2022, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the three-month periods ended March 31, 2022 and 2021, and the related notes (collectively, the consolidated interim financial statements). Based on our reviews, we are not aware of any material modifications that should be made to the consolidated interim financial statements for it to be in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2021, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated March 30, 2022, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated statement of financial position as of December 31, 2021, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for review results

This consolidated interim financial statements is the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our reviews in accordance with the standards of the PCAOB. A review of consolidated interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ KPMG Auditores Independentes Ltda.

Rio de Janeiro - RJ

May 5, 2022

3

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

PETROBRAS

As of March 31, 2022 and December 31, 2021 (Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	03.31.2022	12.31.2021	Liabilities	Note	03.31.2022	12.31.2021
Current assets				Current liabilities
Cash and cash equivalents	3.1	17,223	10,467	Trade payables		5,916	5,483
Marketable securities	3.2	1,259	650	Finance debt	23.1	3,790	3,641
Trade and other receivables	9.1	5,667	6,368	Lease liability	24	5,353	5,432
Inventories	10	10,205	7,255	Income taxes payable	11.1	1,033	733
Recoverable income taxes	11.1	188	163	Other taxes payable	11.2	4,786	4,001
Other recoverable taxes	11.2	1,115	1,183	Employee benefits	12	2,413	2,144
Others		2,041	1,573	Others		2,640	1,875
		37,698	27,659			25,931	23,309
Assets classified as held for sale	22	4,413	2,490	Liabilities related to assets classified as held for sale	22	1,555	867
		42,111	30,149			27,486	24,176

Non-current assets				Non-current liabilities
Long-term receivables				Finance debt	23.1	31,631	32,059
Trade and other receivables	9.1	1,961	1,900	Lease liability	24	17,780	17,611
Marketable securities	3.2	54	44	Income taxes payable	11.1	347	300
Judicial deposits	13.2	10,047	8,038	Deferred income taxes	11.1	9,115	1,229
Deferred income taxes	11.2	625	604	Employee benefits	12	9,696	9,374
Other recoverable taxes	11.2	3,915	3,261	Provisions for legal proceedings	13.1	2,555	2,018
Others		1,451	487	Provision for decommissioning costs	14	17,674	15,619
		18,053	14,334	Others		2,250	2,150
						91,048	80,360
				Total liabilities		118,534	104,536

				Equity
Investments	20	2,026	1,510	Share capital (net of share issuance costs)	25.1	107,101	107,101
Property, plant and equipment	15	145,015	125,330	Capital reserve and capital transactions		1,143	1,143
Intangible assets	16	3,581	3,025	Profit reserves		81,416	72,811
		168,675	144,199	Accumulated other comprehensive (deficit)		(98,014)	(111,648)
				Attributable to the shareholders of Petrobras		91,646	69,407
				Non-controlling interests		606	405
						92,252	69,812
Total assets		210,786	174,348	Total liabilities and equity		210,786	174,348
The notes form an integral part of these unaudited consolidated interim financial statements.
4

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

PETROBRAS

Three-month periods ended March 31, 2022 and 2021 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Mar/2022	Jan-Mar/2021

Sales revenues	4	27,189	15,698
Cost of sales	5.1	(12,779)	(7,691)
Gross profit		14,410	8,007

Income (expenses)
Selling expenses	5.2	(1,178)	(948)
General and administrative expenses	5.3	(299)	(273)
Exploration costs	18	(79)	(214)
Research and development expenses		(206)	(117)
Other taxes		(59)	(106)
Impairment of assets	17	1	(90)
Other income and expenses	6	(322)	(284)
		(2,142)	(2,032)

Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes		12,268	5,975

Finance income		262	122
Finance expenses		(757)	(1,208)
Foreign exchange gains (losses) and inflation indexation charges		1,091	(4,553)
Net finance income (expense)	7	596	(5,639)

Results of equity-accounted investments	20	350	183

Net income before income taxes		13,214	519

Income taxes	11.1	(4,566)	(319)

Net income for the period		8,648	200

Net income attributable to shareholders of Petrobras		8,605	180
Net income attributable to non-controlling interests		43	20
Basic and diluted earnings per common and preferred share - in U.S. dollars	25.3	0.66	0.01

The notes form an integral part of these unaudited consolidated interim financial statements.
5

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

PETROBRAS

Three-month periods ended March 31, 2022 and 2021 (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Mar/2022	Jan-Mar/2021
Net income for the period	8,648	200

Items that will not be reclassified to the statement of income:

Actuarial losses on post-employment defined benefit plans
Recognized in equity	−	(3)
Deferred income tax	−	−
	−	(3)

Items that may be reclassified subsequently to the statement of income:

Unrealized gains (losses) on cash flow hedge - highly probable future exports
Recognized in equity	11,596	(5,591)
Reclassified to the statement of income	1,380	1,113
Deferred income tax	(4,412)	1,523
	8,564	(2,955)

Cumulative translation adjustments (*)
Recognized in equity	4,897	(813)
Reclassified to the statement of income	−	34
	4,897	(779)

Share of other comprehensive income in equity-accounted investments
Recognized in equity	250	(112)
Reclassified to the statement of income	−	−
	250	(112)

Other comprehensive income (loss)	13,711	(3,849)

Total comprehensive income (loss)	22,359	(3,649)
Comprehensive income (loss) attributable to shareholders of Petrobras	22,239	(3,648)
Comprehensive income (loss) attributable to non-controlling interests	120	(1)
(*) It includes cumulative translation adjustments in associates and joint ventures.
The notes form an integral part of these unaudited consolidated interim financial statements.

6

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

PETROBRAS

Three-month periods ended March 31, 2022 and 2021 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Mar/2022	Jan-Mar/2021
Cash flows from operating activities
Net income for the period		8,648	200
Adjustments for:
Pension and medical benefits (actuarial expense)	12	307	315
Results of equity-accounted investments	20.1	(350)	(183)
Depreciation, depletion and amortization	8	3,170	2,856
Impairment of assets (reversal)	17	(1)	90
Inventory write-down (write-back) to net realizable value	10	(7)	(1)
Allowance (reversals) for credit loss on trade and other receivables		21	(15)
Exploratory expenditure write-offs	18	23	131
Disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA		(476)	(15)
Foreign exchange, indexation and finance charges		(489)	5,544
Deferred income taxes, net	11.1	1,961	200
Revision and unwinding of discount on the provision for decommissioning costs	14	154	194
Early termination and cash outflows revision of lease agreements		(225)	(70)
Decrease (Increase) in assets
Trade and other receivables, net		641	(128)
Inventories		(1,917)	(1,973)
Judicial deposits		(375)	(151)
Other assets		(27)	51
Increase (Decrease) in liabilities
Trade payables		(138)	616
Other taxes payable		2,835	1,105
Pension and medical benefits		(1,477)	(976)
Provisions for legal proceedings		184	(205)
Short-term benefits		(150)	(91)
Provision for decommissioning costs		(132)	(163)
Other liabilities		(297)	41
Income taxes paid		(1,575)	(128)
Net cash provided by operating activities		10,308	7,244
Cash flows from investing activities
Acquisition of PP&E and intangible assets		(2,376)	(1,650)
Investments in investees		(9)	(2)
Proceeds from disposal of assets - Divestment		1,753	201
Financial compensation for the Búzios Co-participation Agreement		61	−
Divestment (Investment) in marketable securities		(469)	25
Dividends received		52	67
Net cash used in investing activities		(988)	(1,359)
Cash flows from financing activities
Changes in non-controlling interest		84	(19)
Proceeds from financing	23.2	150	54
Repayment of principal - finance debt	23.2	(1,491)	(3,063)
Repayment of interest - finance debt	23.2	(567)	(1,079)
Repayment of lease liability	24	(1,321)	(1,467)
Dividends paid to non-controlling interests		(5)	−
Net cash used in financing activities		(3,150)	(5,574)
Effect of exchange rate changes on cash and cash equivalents		582	(72)
Net change in cash and cash equivalents		6,752	239
Cash and cash equivalents at the beginning of the period		10,480	11,725

Cash and cash equivalents at the end of the period		17,232	11,964
The notes form an integral part of these unaudited consolidated interim financial statements.

7

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

PETROBRAS

Three-month periods ended March 31, 2022 and 2021 (Expressed in millions of US Dollars, unless otherwise indicated)

	Share capital (net of share issuance costs)			Accumulated other comprehensive income (deficit) and deemed cost				Profit Reserves
	Share Capital	Share issuance costs	Capital reserve, Capital Transactions and Treasury shares	Cumulative translation adjustment	Cash flow hedge - highly probable future exports	Actuarial gains (losses) on defined benefit pension plans	Other comprehensive income (loss) and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Additional dividends proposed	Retained earnings (losses)	Equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated equity
	107,380	(279)	1,064	(73,936)	(24,590)	(15,034)	(1,174)	8,813	2,900	1,102	51,974	1,128	−	59,348	528	59,876
Balance at January 1, 2021		107,101	1,064				(114,734)					65,917	−	59,348	528	59,876
Capital increase with reserves	−	−	−	−	−	−	−	−	−	−	−	−	−	−	2	2
Capital transactions	−	−	(691)	−	−	−	−	−	−	−	−	−	−	(691)	675	(16)
Net income	−	−	−	−	−	−	−	−	−	−	−	−	180	180	20	200
Other comprehensive loss	−	−	−	(758)	(2,955)	(3)	(112)	−	−	−	−	−	−	(3,828)	(21)	(3,849)
Appropriations:
Dividends	−	−	−	−	−	−	−	−	−	−	−	−	−	−	(3)	(3)
Balance at March 31, 2021	107,380	(279)	373	(74,694)	(27,545)	(15,037)	(1,286)	8,813	2,900	1,102	51,974	1,128	180	55,009	1,201	56,210
		107,101	373				(118,562)					65,917	180	55,009	1,201	56,210

	107,380	(279)	1,143	(75,122)	(24,169)	(11,205)	(1,152)	9,769	3,084	1,220	52,050	6,688	−	69,407	405	69,812
Balance at January 1, 2022		107,101	1,143				(111,648)					72,811	−	69,407	405	69,812
Capital transactions	−	−	−	−	−	−	−	−	−	−	−	−	−	−	83	83
Net income	−	−	−	−	−	−	−	−	−	−	−	−	8,605	8,605	43	8,648
Other comprehensive income	−	−	−	4,820	8,564	−	250	−	−	−	−	−	−	13,634	77	13,711
Appropriations:
Dividends	−	−	−	−	−	−	−	−	−	−	−	−	−	−	(2)	(2)
Balance at March 31, 2022	107,380	(279)	1,143	(70,302)	(15,605)	(11,205)	(902)	9,769	3,084	1,220	52,050	6,688	8,605	91,646	606	92,252
		107,101	1,143				(98,014)					72,811	8,605	91,646	606	92,252

The notes form an integral part of these unaudited consolidated interim financial statements.
8

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

1.	Basis of preparation
1.1.	Statement of compliance and authorization of unaudited consolidated interim financial statements

These unaudited consolidated interim financial statements of Petróleo Brasileiro S.A. (“Petrobras” or “Company”) have been prepared and presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). They present the significant changes in the period, avoiding repetition of certain notes to the annual consolidated financial statements previously reported. Hence, they should be read together with the Company’s audited annual consolidated financial statements for the year ended December 31, 2021, which include the full set of notes (2021 Financial Statements). All relevant information specific to the financial statements, and only them, are being emphasized, and corresponds to the ones used by the Company’s Management.

These unaudited consolidated interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on May 5, 2022.

2.	Summary of significant accounting policies

The accounting policies and methods of computation followed in these consolidated interim financial statements are the same as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2021.

The IFRS standards that became effective on January 1, 2022 resulted in no material effects on these unaudited consolidated interim financial statements.

Regarding the Interest Rate Benchmark Reform (IBOR Reform), in order to prepare for the transition to alternative reference rates, the Company continues to monitor the pronouncements of regulatory authorities, aimed at adapting its financial instruments to the new benchmark. The Company has debts indexed to Libor (London Interbank Offered Rate), corresponding to 32% of total finance debt (see note 23.3).

3.	Cash and cash equivalents and Marketable securities
3.1.	Cash and cash equivalents
	03.31.2022	12.31.2021
Cash at bank and in hand	258	299
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	5,904	1,951
Other investment funds	196	163
	6,100	2,114
- Abroad
Time deposits	7,099	4,310
Automatic investing accounts and interest checking accounts	3,736	3,732
Other financial investments	30	12
	10,865	8,054
Total short-term financial investments	16,965	10,168
Total cash and cash equivalents	17,223	10,467

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as reverse repurchase agreements that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

9

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

3.2.	Marketable securities
	03.31.2022	12.31.2021
Fair value through profit or loss	759	650
Amortized cost	554	44
Total	1,313	694
Current	1,259	650
Non-current	54	44

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are generally classified as current assets due to their maturity or the expectation of their realization in the short term. Securities classified as amortized cost refer to investments abroad in time deposits with maturities exceeding three months from the contracting date.

4.	Sales revenues
	Jan-Mar/2022	Jan-Mar/2021
Diesel	7,483	4,578
Gasoline	3,725	2,022
Liquefied petroleum gas	1,186	916
Jet fuel	991	426
Naphtha	611	331
Fuel oil (including bunker fuel)	366	335
Other oil products	1,274	878
Subtotal oil products	15,636	9,486
Natural gas	1,723	1,037
Oil	1,761	53
Renewables and nitrogen products	66	13
Breakage	104	67
Electricity	293	543
Services, agency and others	238	161
Domestic market	19,821	11,360
Exports	6,734	4,137
Oil	4,812	2,801
Fuel oil (including bunker fuel)	1,885	1,201
Other oil products	38	135
Sales abroad (*)	633	201
Foreign market	7,368	4,338
Sales revenues (**)	27,189	15,698
(*) Sales revenues from operations outside of Brazil, including trading and excluding exports.
(**) Sales revenues by business segment are set out in note 8.

In the three-month periods ended March 31, 2022 and 2021, sales to Vibra Energia (formerly BR Distribuidora) represented more than 10% of the Company’s sales revenues, mainly associated with the refining, transportation and marketing segment.

5.	Costs and expenses by nature
5.1.	Cost of sales
	Jan-Mar/2022	Jan-Mar/2021
Raw material, products for resale, materials and third-party services (*)	(5,761)	(2,660)
Depreciation, depletion and amortization	(2,562)	(2,239)
Production taxes	(4,064)	(2,354)
Employee compensation	(392)	(438)
Total	(12,779)	(7,691)
(*) It Includes short-term leases and inventory turnover.

10

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

5.2.	Selling expenses
	Jan-Mar/2022	Jan-Mar/2021
Materials, third-party services, freight, rent and other related costs	(948)	(784)
Depreciation, depletion and amortization	(200)	(149)
Allowance for expected credit losses	(8)	5
Employee compensation	(22)	(20)
Total	(1,178)	(948)

5.3.	General and administrative expenses
	Jan-Mar/2022	Jan-Mar/2021
Employee compensation	(198)	(185)
Materials, third-party services, rent and other related costs	(78)	(64)
Depreciation, depletion and amortization	(23)	(24)
Total	(299)	(273)

6.	Other income and expenses
	Jan-Mar/2022	Jan-Mar/2021
Unscheduled stoppages and pre-operating expenses	(376)	(300)
Gains (losses) with legal, administrative and arbitration proceedings	(259)	51
Pension and medical benefits - retirees	(238)	(218)
Performance award program	(118)	(94)
Losses with commodities derivatives	(53)	(23)
Profit sharing	(31)	(28)
Losses on decommissioning of returned/abandoned areas	(24)	(6)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	476	48
Early termination and changes to cash flow estimates of leases	225	69
Fines imposed on suppliers	68	29
Equalization of expenses - Production Individualization Agreements	28	(43)
Reimbursements from E&P partnership operations	27	100
Recovery of taxes (*)	17	22
Amounts recovered from Lava Jato investigation (**)	12	141
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	-	(33)
Others	(76)	1
Total	(322)	(284)
(*) It Includes the effects of the exclusion of ICMS (VAT tax) from the basis of calculation of sales taxes PIS and COFINS, except for the effects of inflation indexation, as set out in note 11.
(**) The total amount recovered from Lava Jato Investigation through December 31, 2021 was US$ 1,522, recognized through collaboration and leniency agreements entered into with individuals and legal entities.

11

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

7.	Net finance income (expense)
	Jan-Mar/2022	Jan-Mar/2021
Finance income	262	122
Income from investments and marketable securities (Government Bonds)	163	29
Other income, net	99	93
Finance expenses	(757)	(1,208)
Interest on finance debt	(530)	(752)
Unwinding of discount on lease liabilities	(290)	(295)
Discount and premium on repurchase of debt securities	(26)	(183)
Capitalized borrowing costs	238	212
Unwinding of discount on the provision for decommissioning costs	(130)	(189)
Other finance expenses , net	(19)	(1)
Foreign exchange gains (losses) and indexation charges	1,091	(4,553)
Foreign exchange gains (losses) (*)	2,421	(3,442)
Reclassification of hedge accounting to the Statement of Income (*)	(1,380)	(1,113)
Recoverable taxes inflation indexation income	21	13
Other foreign exchange gains (losses) and indexation charges, net	29	(11)
Total	596	(5,639)
(*) For more information, see notes 27.3a and 27.3c.

8.	Net income by operating segment
Consolidated Statement of Income by operating segment
Jan-Mar/2022
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	19,684	24,685	3,365	126	(20,671)	27,189
Intersegments	19,374	433	861	3	(20,671)	−
Third parties	310	24,252	2,504	123	-	27,189
Cost of sales	(7,676)	(21,547)	(2,885)	(125)	19,454	(12,779)
Gross profit (loss)	12,008	3,138	480	1	(1,217)	14,410
Income (expenses)	(33)	(537)	(889)	(679)	(4)	(2,142)
Selling	(2)	(408)	(761)	(3)	(4)	(1,178)
General and administrative	(12)	(37)	(16)	(234)	-	(299)
Exploration costs	(79)	-	-	-	-	(79)
Research and development	(173)	(3)	(3)	(27)	-	(206)
Other taxes	(15)	(7)	(10)	(27)	-	(59)
Impairment of assets	1	-	1	(1)	-	1
Other income and expenses	247	(82)	(100)	(387)	-	(322)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	11,975	2,601	(409)	(678)	(1,221)	12,268
Net finance income (expense)	-	-	-	596	-	596
Results in equity-accounted investments	51	271	29	(1)	-	350
Net income / (loss) before income taxes	12,026	2,872	(380)	(83)	(1,221)	13,214
Income taxes	(4,072)	(885)	139	(164)	416	(4,566)
Net income (loss) for the period	7,954	1,987	(241)	(247)	(805)	8,648
Attributable to:
Shareholders of Petrobras	7,955	1,987	(267)	(265)	(805)	8,605
Non-controlling interests	(1)	-	26	18	-	43

12

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Jan-Mar/2021
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	11,666	13,973	2,208	155	(12,304)	15,698
Intersegments	11,453	235	552	64	(12,304)	−
Third parties	213	13,738	1,656	91	-	15,698
Cost of sales	(5,234)	(11,837)	(1,332)	(150)	10,862	(7,691)
Gross profit (loss)	6,432	2,136	876	5	(1,442)	8,007
Income (expenses)	(521)	(399)	(746)	(360)	(6)	(2,032)
Selling	-	(335)	(603)	(4)	(6)	(948)
General and administrative	(32)	(32)	(17)	(192)	-	(273)
Exploration costs	(214)	-	-	-	-	(214)
Research and development	(85)	(3)	(5)	(24)	-	(117)
Other taxes	(17)	(40)	(23)	(26)	-	(106)
Impairment of assets	(95)	-	-	5	-	(90)
Other income and expenses	(78)	11	(98)	(119)	-	(284)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	5,911	1,737	130	(355)	(1,448)	5,975
Net finance income (expense)	-	-	-	(5,639)	-	(5,639)
Results in equity-accounted investments	23	108	40	12	-	183
Net income / (loss) before income taxes	5,934	1,845	170	(5,982)	(1,448)	519
Income taxes	(2,010)	(590)	(45)	1,833	493	(319)
Net income (loss) for the period	3,924	1,255	125	(4,149)	(955)	200
Attributable to:
Shareholders of Petrobras	3,925	1,255	104	(4,149)	(955)	180
Non-controlling interests	(1)	-	21	-	-	20

9.	Trade and other receivables
9.1.	Trade and other receivables
	03.31.2022	12.31.2021
Receivables from contracts with customers
Third parties	5,128	4,839
Related parties
Investees (note 28.1)	374	385
Subtotal	5,502	5,224
Other trade receivables
Third parties
Receivables from divestments (*)	1,833	2,679
Lease receivables	430	435
Other receivables	844	872
Related parties
Petroleum and alcohol accounts - receivables from Brazilian Federal Government	616	506
Subtotal	3,723	4,492
Total trade and other receivables, before ECL	9,225	9,716
Expected credit losses (ECL) - Third parties	(1,568)	(1,428)
Expected credit losses (ECL) - Related parties	(29)	(20)
Total trade and other receivables	7,628	8,268
Current	5,667	6,368
Non-current	1,961	1,900
(*) It mainly refers to receivables from the divestment in Nova Transportadora do Sudeste (NTS), received in April 2022 (see note 30), in addition to values referring to Rio Ventura, Roncador, Pampo, Enchova, Baúna, Miranga and Maromba fields.

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss, amounting to US$ 706 as of March 31, 2022 (US$ 1,155 as of December 31, 2021).

13

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The change in Receivable from divestments was mainly due to the receipt of US$ 950 related to the final installment for the sale of block BM-S-8 (see note 31.4 to the 2021 Annual Financial Statements).

9.2.	Aging of trade and other receivables – third parties
	03.31.2022		12.31.2021
	Trade and other receivables	Expected credit losses	Trade and other receivables	Expected credit losses
Current	6,294	(80)	7,059	(77)
Overdue:
1-90 days	275	(37)	218	(26)
91-180 days	31	(22)	40	(6)
181-365 days	61	(39)	51	(29)
More than 365 days	1,574	(1,390)	1,457	(1,290)
Total	8,235	(1,568)	8,825	(1,428)

9.3.	Changes in provision for expected credit losses
	Jan-Mar/2022	Jan-Dec/2021
Opening balance	1,448	1,596
Additions	41	69
Write-offs	(5)	(40)
Reversals	(25)	(112)
Transfer of assets held for sale	-	(8)
Cumulative translation adjustment	138	(57)
Closing balance	1,597	1,448
Current	209	158
Non-current	1,388	1,290

10.	Inventories
	03.31.2022	12.31.2021
Crude oil	4,678	3,048
Oil products	3,084	2,495
Intermediate products	704	532
Natural gas and Liquefied Natural Gas (LNG)	679	349
Biofuels	20	19
Fertilizers	10	8
Total products	9,175	6,451
Materials, supplies and others (*)	1,030	804
Total	10,205	7,255
(*) It mainly comprises production supplies and operating materials used in the operations of the Company, stated at the average purchase cost, not exceeding replacement cost.

In the first quarter of 2022, the Company recognized a US$ 7 reversal of cost of sales, adjusting inventories to net realizable value (a US$ 1 reversal of cost of sales in the first quarter of 2021) primarily due to changes in international prices of crude oil and oil products.

At March 31, 2022, the Company had pledged crude oil and oil products volumes as collateral for the Term of Financial Commitment (TFC) signed by Petrobras and Petros in 2008, amounting to US$ 3,143. Following the approval of the partial early settlement of the TFC relating to the Pension Difference and TFC Pre-70, made in February 2022, the Company expects that the balance of the collateral reaches the balance of the financial commitment, which on March 31, 2022 is US$ 639. The TFC is part of the actuarial liabilities, as described in note 12.3.2.

14

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

11.	Taxes
11.1.	Income taxes
	Current assets		Current liabilities		Non-current liabilities
	03.31.2022	12.31.2021	03.31.2022	12.31.2021	03.31.2022	12.31.2021
Taxes in Brazil
Income taxes	157	133	870	682	-	-
Income taxes - Tax settlement programs	-	-	52	43	347	300
	157	133	922	725	347	300
Taxes abroad	31	30	111	8	-	-
Total	188	163	1,033	733	347	300

Reconciliation between statutory income tax rate and effective income tax rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

	Jan-Mar/2022	Jan-Mar/2021
Net income before income taxes	13,214	519
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(4,492)	(176)
Adjustments to arrive at the effective tax rate:
Different jurisdictional tax rates for companies abroad	191	23
Brazilian income taxes on income of companies incorporated outside Brazil (*)	(299)	(205)
Tax loss carryforwards (unrecognized tax losses)	9	(30)
Non-taxable income (non-deductible expenses), net (**)	24	39
Post-employment benefits	(142)	(44)
Results of equity-accounted investments in Brazil and abroad	123	74
Others	20	-
Income taxes	(4,566)	(319)
Deferred income taxes	(1,961)	(200)
Current income taxes	(2,605)	(119)
Effective tax rate of income taxes	(35)%	(61)%
(*) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(**) It includes provisions for legal proceedings.

Deferred income taxes - non-current

The changes in the deferred income taxes are presented as follows:

	2022	2021
Balance at January, 1	(625)	6,256
Recognized in the statement of income for the period	(1,961)	(4,058)
Recognized in shareholders’ equity	(4,412)	(1,555)
Cumulative translation adjustment	(776)	(133)
Use of tax loss carryforwards	(720)	(1,172)
Others	4	37
Closing balance	(8,490)	(625)
Deferred tax assets	625	604
Deferred tax liabilities (*)	(9,115)	(1,229)
(*) Changes in deferred tax liabilities are mainly due to the offsetting of the carryforward of income tax losses and negative basis of CSLL, and to the use of the benefit of accelerated tax depreciation.

The composition of deferred tax assets and liabilities is set out in the following table:

15

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Nature	Realization basis	03.31.2022	12.31.2021
PP&E - Exploration and decommissioning costs	Depreciation, amortization and write-offs of assets	(1,364)	(1,362)
PP&E - Impairment	Amortization, impairment reversals and write-offs of assets	5,009	4,382
PP&E - depreciation methods and capitalized borrowing costs	Depreciation, amortization and write-offs of assets	(16,063)	(12,924)
Loans, trade and other receivables / payables and financing	Payments, receipts and considerations	(167)	3,490
Finance leases	Appropriation of the considerations	(13)	1,244
Provision for legal proceedings	Payments and reversals of provisions	775	605
Tax loss carryforwards	30% of taxable income compensation	1,256	1,827
Inventories	Sales, write-downs and losses	284	228
Employee Benefits	Payments and reversals of provisions	1,397	1,250
Others		396	635
Total		(8,490)	(625)

11.2.	Other taxes
	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	03.31.2022	12.31.2021	03.31.2022	12.31.2021	03.31.2022	12.31.2021	03.31.2022	12.31.2021
Taxes in Brazil
Current / Non-current ICMS (VAT)	618	665	442	379	938	995	-	-
Current / Non-current PIS and COFINS (**)	396	418	2,466	2,030	414	499	64	45
Claim to recover PIS and COFINS	-	-	704	594	-	-	-	-
CIDE	2	6	-	-	43	42	-	-
Production taxes	-	-	-	-	3,061	2,147	25	21
Withholding income taxes	-	-	-	-	103	86	-	-
Tax Settlement Program	-	-	-	-	63	67	8	6
Others	50	48	294	249	140	142	83	70
Total in Brazil	1,066	1,137	3,906	3,252	4,762	3,978	180	142
Taxes abroad	49	46	9	9	24	23	-	-
Total	1,115	1,183	3,915	3,261	4,786	4,001	180	142
(*) Other non-current taxes are classified as other non-current liabilities.
(**) It includes US$ 94 (US$ 104 as of December 31, 2021) related to exclusion of ICMS (VAT tax) in the basis of calculation of sales taxes PIS and COFINS (contributions for the social security).

Claim to recover PIS and COFINS

The Company filed four civil lawsuits, in the Regional Federal Court of the Second Region, against the Brazilian Federal Government, claiming to recover PIS and COFINS paid over finance income and foreign exchange variation gains, from February 1999 to January 2004.

The court granted to the Company, in all the lawsuits, the definitive right to recover those taxes. Two lawsuits have resulted in judicialized debts (precatórios) in the amounts claimed by the Company.

Regarding the two remaining cases, both had rulings by the court favorable to the Company and, in one of them, the Brazilian federal Government has already expressed its agreement.

As of March 31, 2022, the Company had non-current receivables of US$ 704 (US$ 594 as of December 31, 2021) related to PIS and COFINS, which are indexed to inflation.

12.	Employee benefits

Employee benefits are all forms of consideration given by an entity in exchange for service rendered by employees or for the termination of employment. It also includes expenses with directors and management. Such benefits include salaries, post-employment benefits, termination benefits and other benefits.

16

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	03.31.2022	03.31.2021
Liabilities
Short-term employee benefits	1,493	1,289
Termination benefits	273	349
Post-employment benefits	10,343	9,880
Total	12,109	11,518
Current	2,413	2,144
Non-current	9,696	9,374

12.1.	Short-term employee benefits

Short-term benefits are expected to be settled wholly before twelve months after the end of the period in which the employees render the related service.

	03.31.2022	12.31.2021
Variable compensation program - PPP	538	461
Accrued vacation and 13th salary	573	440
Salaries and related charges and other provisions	251	270
Profit sharing	131	118
Total	1,493	1,289
Current	1,489	1,286
Non-current	4	3

In the three-month periods ended March 31, 2022 and 2021, the Company recognized the following amounts in the statement of income:

	Jan-Mar/2022	Jan-Mar/2021
Salaries, accrued vacations and related charges	(678)	(653)
Variable compensation program - PPP	(118)	(94)
Profit sharing	(31)	(28)
Management fees and charges	(3)	(3)
Total	(830)	(778)

12.1.1.	Variable compensation programs

Performance award program (PPP)

On September 17, 2021, the Company’s Board of Directors the pay-out criteria for granting PPP 2021 to employees.

The PPP 2021 model establishes that, in order to trigger this payment, it is necessary to have net income for the year and declaration and payment of distribution to shareholders, associated with the achievement of the Company’s performance metrics and the individual performance of employees.

The PPP 2021 was fully paid to employees by April 2022, since the related metrics were achieved in 2021.

On December 15, 2021, the Company’s Board of Directors approved the pay-out criteria for the program for 2022, maintaining the criteria of the PPP 2021.

For the first quarter of 2022, the Company provisioned US$ 118 referring to this program for 2022 (US$ 94 for the same period of 2021), recorded in other income and expenses.

Profit Sharing (PLR)

At December 29, 2020, the 17 unions representing onshore employees of Petrobras had signed the agreement for the PLR for 2021 and 2022, before the deadline determined by the Collective Labor Agreement (ACT). Among the offshore employees, only one union had signed the agreement within the period defined by the ACT.

17

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The current agreement for the PLR provides that only employees without managerial functions will be entitled to receive profit sharing with individual limits according to their remuneration.

In order for the PLR to be paid for 2021 and 2022, the following requirements must be met: (i) dividend distribution to shareholders approved at the Annual General Shareholders Meeting, (ii) net income for the year, and iii) achievement of the weighted average percentage of at least 80% of a set of indicators.

The maximum amount of PLR to be distributed is limited to 5% of Adjusted EBITDA (a non-GAAP measure defined as net income plus net finance income (expense), income taxes, depreciation, depletion and amortization, results in equity-accounted investments, impairment, cumulative foreign exchange adjustments reclassified to the income statement, results from disposal and write-offs of assets, foreign exchange gains and losses resulting from provisions for legal proceedings denominated in foreign currencies and results from the compensation of investments in bid areas), to 6.25% of net income and to 25% of dividends distributed to shareholders, in each year, whichever is lower.

The PLR for 2021 is expected to be fully paid by May 30, 2022, in the amount of US$ 125.

For the first quarter of 2022, the Company provisioned US$ 31 referring to PLR for 2022 (US$ 28 for the same period of 2021), recorded in other income and expenses.

12.2.	Termination benefits

Termination benefits are employee benefits provided in exchange for the termination of labor contract as a result of either: i) the Company’s decision to terminate the labor contract before the employee’s normal retirement date; or ii) an employee’s decision to accept an offer of benefits in exchange for the termination of their employment.

The Company has voluntary severance programs (PDV), specific for employees of the corporate segment and of divestment assets, which provide for the same legal and indemnity advantages, whose enrollment deadlines have already closed, totaling 11,431 adhesions accumulated until March 31, 2022 (11,418 until December 31, 2021).

Changes in the provision for expenses relating to voluntary severance programs are set out as follows:

	03.31.2022	12.31.2021
Opening Balance	349	900
Effects in the statement of income	3	(11)
Enrollments	4	30
Revision of provisions	(1)	(41)
Effects in cash and cash equivalents	(129)	(497)
Terminations in the period	(129)	(497)
Cumulative translation adjustment	50	(43)
Closing Balance	273	349
Current	147	207
Non-current	126	142

Recognition of the provision for expenses occur as employees enroll to the programs.

The Company disburse the severance payments in two installments, one at the time of termination and the remainder one year after the termination.

As of March 31, 2022 from the balance of US$ 273, US$ 60 refers to the second installment of 947 retired employees and US$ 213 refers to 1,842 employees enrolled in voluntary severance programs with expected termination by December 2023.

12.3.	Post-employment benefits

The Company maintains a health care plan for its employees in Brazil (active and retiree) and their dependents (Saúde Petrobras), and five other major types of post-employment pension benefits (collectively referred to as “pension plans”).

The following table presents the balance of post-employment benefits:

18

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	03.31.2022	12.31.2021
Liabilities
Health Care Plan	5,359	4,485
Petros Pension Plan - Renegotiated (PPSP-R) (*)	3,422	3,233
Petros Pension Plan - Non-renegotiated (PPSP-NR) (*)	782	658
Petros Pension Plan - Renegotiated - Pre-70 (PPSP-R Pré 70)	312	817
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pré 70)	264	511
Petros 2 Pension Plan (PP-2)	203	165
Other plans	1	11
Total	10,343	9,880
Current	778	651
Non-current	9,565	9,229

Health Care Plan

The health care plan is managed by Petrobras Health Association (Associação Petrobras de Saúde – APS), a nonprofit civil association, and includes prevention and health care programs. The plan covers all employees and retirees, and is open to future employees.

Benefits are paid by the Company based on the costs incurred by the participants. The financial participation of the Company and the beneficiaries on the expenses are provided for in the Collective Bargaining Agreement (ACT), being 60% by the Company and 40% by the participants.

Pension plans

The management of the Company's supplementary pension plans is under the responsibility of Fundação Petrobras de Seguridade Social – Petros, which was established by Petrobras as a non-profit, private legal entity with administrative and financial autonomy.

The net obligation with pension plans recorded by the Company is measured in accordance with the requirements of IFRS which has a different measurement methodology to that applicable to pension funds, regulated by the Conselho Nacional de Previdência Complementar.

The table below presents the reconciliation of the surplus of Petros Plan registered by Petros Foundation as of December 31, 2021 with the net actuarial liability registered by the Company:

		12.31.2021
	PPSP-R	PPSP-NR
Surplus registered by Petros	1,388	139
Financial assumptions	(1,120)	(364)
Ordinary and extraordinary sponsor contributions	2,190	652
Changes in fair value of plan assets (*)	1,447	543
Others (including Actuarial valuation method)	145	200
Net actuarial liability registered by the Company	4,050	1,169
(*) It includes balance of accounts receivable arising from the Term of Financial Commitment - TFC signed with Petrobras, which Petros recognizes as equity.

On March 28, 2022, the Deliberative Council of Petros approved the financial statements of the pension plans for the 2021, sponsored by the Company.

12.3.1.	Net actuarial liabilities and expenses, and fair value of plans assets

a)                Changes in the actuarial liabilities recognized in the statement of financial position

Change in the actuarial liabilities, net of plan assets and discounted to present value, which is annually calculated by an independent actuary, is presented as follows:

19

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	2022
	Pension Plans			Health Care Plan	Other plans	Total
	PPSP-R (*)	PPSP-NR (*)	Petros 2
Balance as of January 1, 2022	4,050	1,169	165	4,485	11	9,880
Recognized in the Statement of Income	113	36	8	150	−	307
Current service cost	2	−	3	26	−	31
Net interest	111	36	5	124	−	276
Cash effects	(1,058)	(338)	−	(81)	−	(1,477)
Contributions paid	(55)	(17)	−	(81)	−	(153)
Payments related to Term of financial commitment (TFC)	(1,003)	(321)	−	−	−	(1,324)
Other changes	629	179	30	805	(10)	1,633
Cumulative Translation Adjustment	629	179	30	805	(10)	1,633
Balance of actuarial liability as of March 31, 2022	3,734	1,046	203	5,359	1	10,343
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

						2021
	Pension Plans			Health Care Plan	Other plans	Total
	PPSP-R (*)	PPSP-NR (*)	Petros 2
Balance as of January 1, 2021	7,524	2,696	477	5,356	16	16,069
Recognized in the Statement of Income	469	178	72	1,388	(9)	2,098
Past service cost	(1)	−	−	845	−	844
Current service cost	13	1	37	158	(10)	199
Net interest	438	172	35	385	1	1,031
Interest on the obligations with contribution for the revision of the lump sum death benefit	19	5	−	−	−	24
Recognized in Equity - other comprehensive income	(2,223)	(989)	(362)	(1,601)	6	(5,169)
Remeasurement effects recognized in other comprehensive income	(2,223)	(989)	(362)	(1,601)	6	(5,169)
Cash effects	(1,339)	(591)	−	(309)	−	(2,239)
Contributions paid (***)	(475)	(86)	−	(309)	−	(870)
Payments of obligations with contribution for the revision of the lump sum death benefit	(340)	(101)	−	−	−	(441)
Payments related to Term of financial commitment (TFC)	(524)	(404)	−	−	−	(928)
Other changes	(381)	(125)	(22)	(349)	(2)	(879)
Cumulative Translation Adjustment	(381)	(125)	(22)	(349)	(2)	(879)
Balance of actuarial liability as of December 31, 2021	4,050	1,169	165	4,485	11	9,880
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(**) It includes obligations with contribution for the revision of the lump sum death benefit
(***) It includes the contribution for the migration to PP-3 (US$ 241).

The net expense with pension and health plans is presented below:

		Pension Plans		Health Care Plan	Other Plans	Total
	PPSP-R (*)	PPSP-NR (*)	Petros 2
Related to active employees (cost of sales and expenses)	8	1	5	55	−	69
Related to retirees (other income and expenses)	105	35	3	95	−	238
Net costs for Jan-Mar/2022	113	36	8	150	−	307
Related to active employees (cost of sales and expenses)	13	2	15	67	−	97
Related to retirees (other income and expenses)	111	41	3	63	−	218
Net costs for Jan-Mar/2021	124	43	18	130	−	315
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
12.3.2.	Contributions

In the three-month period ended March 31, 2022, the Company contributed with US$ 1,477 to the defined benefit plans (reducing the balance of obligations of these plans, as presented in note 12.3.1), which includes the partial prepayment of the Term of Financial Commitment, in the amount of US$ 1,324 wich occurred on February 25, 2022.

20

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

In addition, the Company contributed with US$ 46 and US$ 0.4, respectively, to the defined contribution portions of PP-2 and PP-3 plans (US$ 40 for PP-2 in 2021), whose amounts were expensed in the three-month period ended March 31, 2022.

The collection of contributions for PP-3 started in August 31, 2021.

13.	Provisions for legal proceedings
13.1.	Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•	Labor claims, in particular: (i) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; and (ii) actions of outsourced employees;
•	Tax claims including: (i) claims relating to Brazilian federal tax credits applied that were disallowed; and (ii) non-payment of social security contributions on bonuses and gratuities;
•	Civil claims, in particular: (i) lawsuits related to contracts; (ii) royalties and special participation charges, including royalties over shale extraction; and (iii) penalties applied by ANP relating to measurement systems.
•	Environmental claims, specially: (i) fines relating to an environmental accident in the State of Paraná in 2000; (ii) fines relating to the Company’s offshore operation; and (iii) public civil action for oil spill in 2004 in Serra do Mar-São Paulo State Park.

Provisions for legal proceedings are set out as follows:

Current and Non-current liabilities	03.31.2022	12.31.2021
Labor claims	864	716
Tax claims	402	306
Civil claims	1,060	820
Environmental claims	229	176
Total	2,555	2,018

	Jan-Mar/2022	Jan-Dec/2021
Opening Balance	2,018	2,199
Additions, net of reversals	205	540
Use of provision	(80)	(715)
Revaluation of existing proceedings and interest charges	48	150
Transfer to assets held for sale	-	(3)
Others	(12)	11
Cumulative translation adjustment	376	(164)
Closing Balance	2,555	2,018

In preparing its unaudited consolidated interim financial statements for the three-month period ended March 31, 2022, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

13.2.	Judicial deposits
Non-current assets	03.31.2022	12.31.2021
Tax	7,231	5,790
Labor	950	796
Civil	1,676	1,275
Environmental	119	101
Others	71	76
Total	10,047	8,038

21

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Mar/2022	Jan-Dec/2021
Opening Balance	8,038	7,281
Additions	405	1,145
Use	(23)	(109)
Accruals and charges	159	263
Others	(16)	3
Cumulative translation adjustment	1,484	(545)
Closing Balance	10,047	8,038

In the three-month period ended March 31, 2022, the Company made judicial deposits in the amount of US$ 405, including: (i) US$ 124 relating to the unification of Fields (Cernambi, Tupi, Tartaruga Verde and Tartaruga Mestiça); (ii) US$ 76 referring to IRPJ and CSLL for not adding profits of subsidiaries and affiliates domiciled abroad to the IRPJ and CSLL calculation basis; (iii) US$ 62 related to CIDE and PIS/COFINS on the chartering of platforms; (iv) US$ 33 referring to IRPJ and CSLL in the deduction of expenses with Petros; (v) US$ 29 referring to tax credits regularization with municipalities; and (vi) US$ 44 referring to several judicial deposits of a tax nature.

13.3.	Contingent liabilities

The estimates of contingent liabilities for legal proceedings are indexed to inflation and updated by applicable interest rates. Estimated contingent liabilities for which the possibility of loss is possible are set out in the following table:

Nature	03.31.2022	12.31.2021
Tax	32,528	24,785
Labor	8,667	7,172
Civil - General	6,946	5,720
Civil - Environmental	1,446	1,192
Total	49,587	38,869

The main contingent liabilities are:

•	Tax matters comprising: i) withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters; (ii) income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL); (iii) tax on services provided offshore (ISS); (iv) requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority; (v) collection and crediting of ICMS by several states; (vi) collection of social security contributions over payments of bonuses; and (vii) collection of customs taxes and fines related to imports under the Repetro regime in the Frade consortium.
•	Labor matters comprising mainly actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated;
•	Civil matters comprising mainly: (i) administrative and legal proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several fields; (ii) regulation agencies fines; and (iii) lawsuits related to contracts.
•	Environmental matters comprising indemnities for damages and fines related to the Company operation.

In the three-month period ended March 31, 2022, the increase in the balance of contingent liabilities is mainly due to: (i) US$ 2,451 relating to the notice of infraction, for the collection, by joint liability, of customs taxes and fines arising from imports under the Repetro regime, for use in the Frade consortium; (ii) US$ 357 in lawsuits in administrative and judicial stages discussing the difference in special interest and royalties in different fields, including unitization; (iii) US$ 198 referring to lawsuits involving ICMS collection on imports in operations with liquified petroleum gas derived from natural gas; (iv) US$ 182 lawsuits requesting a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; (v) US$ 129 relating to tax on services provided offshore (ISSQN); (vi) US$ 99 referring to CIDE and PIS/COFINS on the chartering of platforms; (vii) US$ 83 referring to actions involving the collection of ICMS on state funds; (viii) US$ 72 referring to lawsuits involving the levy of PIS and COFINS on ship or pay contracts and charters of aircraft and vessels; and (ix) US$ 86 in civil matters involving contractual issues. These effects were partially offset by: (x) US$ 301 for the review of amounts and transfer to probable loss and remote loss in lawsuits in which the state monopoly of piped gas services is discussed.

22

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

13.4.	Minimum Compensation Based on Employee's Position and Work Schedule (Remuneração Mínima por Nível e Regime - RMNR)

As of March 31, 2022, there are lawsuits related to the Minimum Compensation Based on Employee's Position and Work Schedule (RMNR), with the objective of reviewing its calculation criteria.

The RMNR consists of a minimum remuneration guaranteed to employees, based on salary level, work schedule and geographic location. This policy was created and implemented by Petrobras in 2007 through collective bargaining with union representatives, and was approved at employee meetings, and started being the subject of lawsuits three years after its implementation.

In 2018, the Brazilian Superior Labor Court (TST) ruled against the Company, which filed extraordinary appeals against its decision. Therefore, the Brazilian Supreme Federal Court (STF) suspended the effects of the decision issued by the TST and determined the national suspension of the ongoing proceedings related to the RMNR.

On July 29, 2021, a monocratic decision was published in which the STF’s Judge-Rapporteur granted an extraordinary appeal filed, accepting the Company's thesis and recognizing the validity of the collective bargaining agreement freely signed between Petrobras and the unions, reversing the decision of the TST.

In February 2022, the judgment of the appeals filed by the plaintiff and several amicus curiae was started. The judgment is currently underway in the First Panel of the Supreme Federal Court, with 3 votes in favor of the Company, confirming that there is an understanding of recognizing the merit of the collective bargaining agreement signed between Petrobras and the unions. Considering that the last minister to vote requested additional time for analysis, the trial was suspended, and is pending the presentation of the vote by this last minister.

As of March 31, 2022, the balance of provisioned proceedings regarding RMNR amounts to US$ 168, while the contingent liabilities amount to US$ 7,167.

13.5.	Class action and related proceedings

On May 26, 2021, the District Court of Rotterdam decided that the class action against Petróleo Brasileiro S.A. – Petrobras, Petrobras International Braspetro B.V. (PIB BV), Petrobras Global Finance B.V. (PGF), Petrobras Oil & Gas B.V. (PO&G) and some former Petrobras managers must proceed and that the arbitration clause of Petrobras' bylaws does not prevent the Company's shareholders from having access to the Dutch Judiciary and being represented by the Stichting Petrobras Compensation Foundation (“Foundation”). However, investors who have already started arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the action.

The class action is in the merit discussion stage. For more information, see note 18.4.1 to the 2021 Financial Statements.

In relation to the arbitration in Argentina, the Argentine Supreme Court has not yet judged the appeal filed by the Consumidores Financieros Asociación Civil para su Defensa ("Association"). This arbitration discusses Petrobras' liability for an alleged loss of market value of Petrobras' shares in Argentina, as a result of the Lava Jato Operation.

Regarding criminal proceedings in Argentina, detailed in note 18.6 to the 2021 Financial Statements, related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its financial statements prior to 2015, on October 21, 2021, after an appeal by the Association, the Court of Appeals revoked the lower court decision that had recognized Petrobras' immunity from jurisdiction and recommended that the lower court judge take steps to certify whether the Company could be considered criminally immune in Argentina for further reassessment of the issue. Petrobras appealed against this decision, but on April 30, 2022 the appeal was not admitted by the Court of Cassation, so immunity from jurisdiction will be reassessed by the lower court. On that same occasion, the Court of Appeals recognized that the Association could not act as a representative of financial consumers, due to the loss of its registration with the competent Argentine bodies, which was also appealed, still pending judgment. Petrobras presented other procedural defenses, still subject to appeals before the Argentine Court of Appeals. This criminal action is being processed before the Economic Criminal Court No. 2 of the City of Buenos Aires.

As for the other criminal action for alleged non-compliance with the obligation to publish “press release” in the Argentine market about the existence of a class action filed by Consumidores Financieros Asociación Civil para su Defensa before the Commercial Court, there are no developments during the three-month period ended March 31, 2022.

13.6.	Arbitrations in Brazil

In the three-month period ended March 31, 2022, there were no events that changed the assessment and information on arbitrations in Brazil. For more information, see note 18.4.3 to the 2021 Financial Statements.

23

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

13.7.	Tax recoveries under dispute
13.7.1.	Compulsory Loan – Eletrobrás

In the three-month period ended March 31, 2022, there were no events that changed the assessment on this proceeding. For more information, see note 18.6.2 to the 2021 Financial Statements.

13.7.2.	Lawsuits brought by natural gas distributors and others

In the three-month period ended March 31, 2022, the Company obtained a favorable decision from the Superior Court of Justice (Superior Tribunal de Justiça - STJ) suspending the interim decision in favor of CEGÁS, which granted the extension of its contract for 6 months. For more information, see note 18.6.3 to the 2021 Financial Statements.

14.	Provision for decommissioning costs
Non-current liabilities	Jan-Mar/2022	Jan-Dec/2021
Opening balance	15,619	18,780
Adjustment to provision	34	(1,186)
Transfers related to liabilities held for sale (*)	(598)	(704)
Payments made	(199)	(730)
Interest accrued	121	723
Others	(13)	5
Cumulative translation adjustment	2,710	(1,269)
Closing balance	17,674	15,619
(*) In the first quarter of 2022, it refers to the Norte Capixaba Group (US$ 32), in Espírito Santo state, and the Potiguar Group (US$ 566), in Rio Grande do Norte state, as set out in note 22. In 2021, it mainly refers to concessions in Sergipe-Alagoas, in the Campos Basin and in Espírito Santo, as set out in note 31.

24

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

15.	Property, plant and equipment
15.1.	By class of assets
	Land, buildings and improvement	Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (oil and gas producing properties) (***)	Right-of-use assets	Total
Balance at January 1, 2021	3,043	58,680	15,443	31,166	15,869	124,201
Additions	-	1,650	5,761	5	6,954	14,370
Additions to / review of estimates of decommissioning costs	-	-	-	(1,069)	-	(1,069)
Capitalized borrowing costs	-	-	971	-	-	971
Signature Bonuses Transfers	-	-	-	11,629	-	11,629
Write-offs	(38)	(588)	(599)	(1,645)	(279)	(3,149)
Transfers	(295)	2,934	(3,160)	1,781	3	1,263
Transfers to assets held for sale	(53)	(2,776)	(575)	(822)	(14)	(4,240)
Depreciation, amortization and depletion	(97)	(4,235)	-	(4,342)	(4,281)	(12,955)
Impairment recognition	-	(377)	(1)	(27)	(4)	(409)
Impairment reversal	-	1,796	114	1,879	34	3,823
Cumulative translation adjustment	(177)	(3,958)	(1,032)	(2,708)	(1,230)	(9,105)
Balance at December 31, 2021	2,383	53,126	16,922	35,847	17,052	125,330
Cost	4,080	98,085	25,954	61,906	26,382	216,407
Accumulated depreciation, amortization, depletion and impairment (****)	(1,697)	(44,959)	(9,032)	(26,059)	(9,330)	(91,077)
Balance at December 31, 2021	2,383	53,126	16,922	35,847	17,052	125,330
Additions	-	194	1,543	1	1,015	2,753
Additions to / review of estimates of decommissioning costs	-	-	-	11	-	11
Capitalized borrowing costs	-	-	236	-	-	236
Write-offs	-	(27)	(68)	(4)	(35)	(134)
Transfers	57	1,000	(2,242)	1,212	(1)	26
Transfers to assets held for sale	(7)	(553)	(171)	(653)	-	(1,384)
Depreciation, amortization and depletion	(21)	(1,163)	-	(1,270)	(1,094)	(3,548)
Impairment reversal (note 17)	-	1	-	-	-	1
Cumulative translation adjustment	419	9,410	2,686	6,220	2,989	21,724
Balance at March 31, 2022	2,831	61,988	18,906	41,364	19,926	145,015
Cost	4,780	114,880	29,135	71,896	31,007	251,698
Accumulated depreciation, amortization, depletion and impairment (****)	(1,949)	(52,892)	(10,229)	(30,532)	(11,081)	(106,683)
Balance at March 31, 2022	2,831	61,988	18,906	41,364	19,926	145,015
Weighted average useful life in years	40 (25 to 50) (except land)	20 (3 to 31)		Units of production method	8 (2 to 47)
(*) It is composed of production platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, and other operating, storage and production plants, including subsea equipment for the production and flow of oil and gas, depreciated based on the units of production method.
(**) See note 21 for assets under construction by operating segment.
(***) It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated with proved reserves and other costs directly associated with the exploration and production of oil and gas.
(****) In the case of land and assets under construction, it refers only to impairment losses.

25

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The right-of-use assets comprise the following underlying assets:

	Platforms	Vessels	Properties	Total
Balance at March 31, 2022	11,336	7,265	1,325	19,926
Cost	15,562	13,593	1,852	31,007
Accumulated depreciation, amortization and depletion	(4,226)	(6,328)	(527)	(11,081)
Balance at December 31, 2021	9,840	5,997	1,215	17,052
Cost	13,362	11,267	1,753	26,382
Accumulated depreciation, amortization and depletion	(3,522)	(5,270)	(538)	(9,330)

15.2.	Unitization agreements

Petrobras has Production Individualization Agreements (AIP) signed in Brazil with partner companies in E&P consortiums. These agreements result in reimbursements payable to (or receivable from) partners regarding expenses and production volumes related to Atapu, Berbigão, Sururu, Albacora Leste, Tartaruga Verde and other fields.

The table below presents changes on the reimbursements payable relating to these fields:

	03.31.2022	12.31.2021
Opening balance	364	370
Additions/(Write-offs) on PP&E	(32)	(64)
Other income and expenses	(26)	84
Cumulative translation adjustments	58	(26)
Closing balance	364	364

As of March 31, 2022, Petrobras has reimbursements payable amounting to US$ 364 (US$ 364 on December 31, 2021). In the three-month period ended March 31, 2022, these agreements resulted in payments and recognition of write-offs in PP&E, in addition to a US$ 26 gain within other income and expenses (US$ 44 loss in the same period of 2021), reflecting the best available estimate of the assumptions used in calculating the calculation base and the sharing of relevant assets in areas to be equalized.

15.3.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the three-month period ended March 31, 2022, the capitalization rate was 6.01% p.a. (5.55% p.a. for the three-month period ended March 31, 2021).

26

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

16.	Intangible assets
16.1.	By class of assets
	Rights and Concessions (*)	Software	Goodwill	Total
Balance at January 1, 2021	14,714	210	24	14,948
Addition	106	165	-	271
Capitalized borrowing costs	-	5	-	5
Write-offs	(12)	(3)	-	(15)
Transfers	(94)	3	-	(91)
Signature Bonuses Transfers	(11,629)	-	-	(11,629)
Amortization	(6)	(54)	-	(60)
Impairment reversal	-	1	-	1
Cumulative translation adjustment	(384)	(19)	(2)	(405)
Balance at December 31, 2021	2,695	308	22	3,025
Cost	2,744	1,321	22	4,087
Accumulated amortization and impairment	(49)	(1,013)	-	(1,062)
Balance at December 31, 2021	2,695	308	22	3,025
Addition	4	37	-	41
Capitalized borrowing costs	-	2	-	2
Write-offs	(1)	(1)	-	(2)
Transfers	(3)	-	-	(3)
Amortization	(1)	(17)	-	(18)
Impairment recognition	-	(1)	-	(1)
Cumulative translation adjustment	477	56	4	537
Balance at March 31, 2022	3,171	384	26	3,581
Cost	3,229	1,579	26	4,834
Accumulated amortization and impairment	(58)	(1,195)	-	(1,253)
Balance at March 31, 2022	3,171	384	26	3,581
Estimated useful life in years	(**)	5	Indefinite
(*) It comprises mainly signature bonuses (amounts paid in concession contracts for oil or natural gas exploration and production sharing), in addition to public service concessions, trademarks and patents and others.
(**) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

16.2.	Surplus volumes of Transfer of Rights Agreement

Búzios

Expenses incurred by Petrobras in the ordinary operations of the bidding area for the benefit of the consortium, in the amount of US$ 61, made prior to the start of the Co-Participation Agreement and not included in the total compensation amount, were reimbursed to Petrobras by the partners CNODC Brasil Petróleo e Gás Ltda. and CNOOC Petroleum Brasil Ltda. in February 2022.

In addition, on March 4, 2022, Petrobras signed an agreement with its partner CNOOC for the transfer of 5% of its interest in the Production Sharing Contract for the Surplus Volume of the Transfer of Rights Agreement of the Búzios field, in the pre-salt layer of the Santos basin, to this company. The agreement results from the call option exercised by CNOOC on September 29, 2021.

The amount to be received by Petrobras at the closing of the operation is US$ 2,120, referring to the compensation and reimbursement of the signature bonus of CNOOC's additional interest, subject to price adjustments and to the fulfillment of conditions precedent, such as CADE, ANP and Ministry of Mines and Energy (MME) approval.

After the transaction becomes effective, Petrobras will hold an 85% interest in the Production Sharing Contract of the Surplus Volume of the Transfer of Rights Agreement of the Búzios field, CNOOC will hold a 10% interest and CNODC Brasil Petróleo e Gás Ltda. a 5% interest. The total participation in this Búzios Co-participation Agreement, including the portions of the Transfer of Rights Agreement and of the BS-500 Concession Agreement (100% of Petrobras) will be 88.99% of Petrobras, 7.34% of CNOOC and 3.67% of CNODC.

The assets related to these transactions are classified as assets held for sale.

27

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

17.	Impairment

The Company annually tests its assets for impairment or when there is an indication that their carrying amount may not be recoverable, or that there may be a reversal of impairment losses recognized in previous years.

In the first quarter of 2022, the Company recognized net impairment reversals amounting to US$ 1, due to the disposal of drilling rigs which were no longer in use and to the leasing of Termocamaçari thermoelectric plant to third parties.

In the first quarter of 2021, impairment losses were recognized, in the amount of US$ 90, mainly due to:

•	Oil and gas production and drilling equipment in Brazil: the Company decided to discontinue the use of the P-33 platform in the Marlim field, due to the discontinuation of production and the beginning of its decommissioning process, resulting in its exclusion from the CGU North group and its impairment testing as a separate asset, with the recognition of a US$ 122 impairment loss; and
•	Oil and gas production and drilling equipment abroad: the Company decided to use certain equipment that were previously part of platforms P-72 and P-73 in producing fields in the Santos basin. Thus, considering estimated future cash flows for these assets, the Company recognized a US$ 27 impairment reversal.
18.	Exploration and evaluation of oil and gas reserves

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	03.31.2022	12.31.2021
Property plant and equipment
Opening Balance	1,994	3,024
Additions	66	459
Write-offs	(13)	(188)
Transfers	(9)	(1,097)
Cumulative translation adjustment	338	(204)
Closing Balance	2,376	1,994
Intangible Assets	3,034	2,576
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	5,410	4,570
(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	Jan-Mar/2022	Jan-Mar/2021
Exploration costs recognized in the statement of income
Geological and geophysical expenses	53	67
Exploration expenditures written off (includes dry wells and signature bonuses)	23	131
Contractual penalties	2	15
Other exploration expenses	1	1
Total expenses	79	214
Cash used in :
Operating activities	54	68
Investment activities	76	115
Total cash used	130	183

19.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 1,861 (US$ 1,574 as of December 31, 2021) of which US$ 1,861 were still in force as of March 31, 2022 (US$ 1,574 as of December 31, 2021), net of commitments undertaken. As of March 31,

28

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

2022, the collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounted to US$ 1,463 (US$ 1,243 as of December 31, 2021) and bank guarantees of US$ 398 (US$ 331 as of December 31, 2021).

20.	Investments
20.1.	Investments in associates and joint ventures
	Balance at 12.31.2021	Investments	Transfer to assets held for sale	Restructuring, capital decrease and others	Results of equity-accounted investments	CTA	OCI	Dividends	Balance at 03.31.2022
Joint Ventures	509	8	(2)	9	69	6	-	(49)	550
Associates (*)	998	1	-	(11)	281	(47)	250	−	1,472
Other investments	3	−	-	−	−	1	−	−	4
Total	1,510	9	(2)	(2)	350	(40)	250	(49)	2,026
(*) It includes Braskem.

21.	Assets by operating segment

The segment information reflects the financial information used in the decision-making process for resource allocation and performance evaluation carried out by the Company’s Board of Executive Officers (as Chief Operating Decision Makers).

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Elimina-tions	Total

Consolidated assets by operating segment - 03.31.2022

Current assets	7,514	17,431	3,910	21,243	(7,987)	42,111
Non-current assets	124,864	25,917	8,363	9,531	−	168,675
Long-term receivables	7,025	2,942	673	7,413	−	18,053
Investments	403	1,455	140	28	−	2,026
Property, plant and equipment	114,316	21,406	7,468	1,825	−	145,015
Operating assets	100,865	18,421	5,322	1,501	−	126,109
Under construction	13,451	2,985	2,146	324	−	18,906
Intangible assets	3,120	114	82	265	−	3,581
Total Assets	132,378	43,348	12,273	30,774	(7,987)	210,786

Consolidated assets by operating segment - 12.31.2021

Current assets	6,034	12,691	3,838	13,259	(5,673)	30,149
Non-current assets	107,112	21,697	6,751	8,639	−	144,199
Long-term receivables	5,042	2,212	322	6,758	−	14,334
Investments	393	970	119	28	−	1,510
Property, plant and equipment	99,033	18,419	6,241	1,637	−	125,330
Operating assets	87,210	16,086	3,739	1,373	−	108,408
Under construction	11,823	2,333	2,502	264	−	16,922
Intangible assets	2,644	96	69	216	−	3,025
Total Assets	113,146	34,388	10,589	21,898	(5,673)	174,348

22.	Disposal of assets and other changes in organizational structure

The Company has an active partnership and divestment portfolio, which takes into account opportunities for disposal of non-strategic assets in several areas in which it operates, whose development of transactions also depends on conditions beyond the control of the Company. The divestment projects and strategic partnerships follow the procedures aligned with the guidelines of the Brazilian Federal Auditor’s Office (Tribunal de Contas da União – TCU) and the current legislation.

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

29

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

					03.31.2022	12.31.2021
	E&P	RT&M	Gas & Power	Corporate and other business	Total	Total
Assets classified as held for sale
Cash and cash equivalents	-	−	9	−	9	13
Trade receivables	-	−	39	−	39	31
Inventories	-	94	1	−	95	73
Investments	-	−	331	−	331	210
Property, plant and equipment	3,639	156	1	−	3,796	1,975
Others	-	2	140	1	143	188
Total	3,639	252	521	1	4,413	2,490
Liabilities on assets classified as held for sale
Trade payables	-	-	1	-	1	2
Finance debt	-	-	-	1	1	1
Provision for decommissioning costs	1,512	-	-	-	1,512	833
Others	-	-	41	-	41	31
Total	1,512	−	42	1	1,555	867

22.1.	Transactions pending closing at March 31, 2022

The significant transactions signed prior to January 1, 2022 and pending closing at March 31, 2022 are: (i) sale of the Company’s entire interest in Peroá group of fields; (ii) sale of the Company’s entire interest in Papa-Terra producing fields; (iii) sale of onshore fields in the states of Bahia, Ceará, Espírito Santo and Sergipe; (iv) sale of the Company’s entire interest in Gaspetro; (v) sale of Isaac Sabbá refinery (REMAN); (vi) sale of interest in SIX shale processing plant; and (vii) the Transfer of Rights Agreement and the Production Sharing Contract for the surplus volume of the Búzios field (for which more information is presented in note 17 – Intangible assets - Surplus volumes of Transfer of Rights Agreement).

Regarding the divestment of the REMAN refinery, on March 8, 2022, the Administrative Council for Economic Defense (CADE) published a statement declaring the Act of Concentration to be complex and ordering the execution of diligence on this sale to Ream Participações S.A., which was signed in August 2021. The diligence is related to the further analysis of the operation and its effects on the downstream refining markets and possible competitive impacts, and is expected to last between 240 and 330 days as of November 2021. Petrobras continues to collaborate with CADE to obtain the approval for the transaction within the legal deadline.

The following table presents the transactions for which agreements were signed in the three-month period ended March 31, 2022:

Transaction	Acquirer	Date of approval / signing	Transaction amount (*)	Further information
Sale of the Company's entire interest (100%) in a set of 22 production onshore and shallow water field concessions, together with its associated infrastructure, located in the Potiguar Basin, in the state of Rio Grande do Norte, jointly called the Potiguar group of fields.	3R Potiguar SA, wholly-owned subsidiary of 3R Petroleum Óleo e Gás SA	January 2022	1,385	a
Sale of the Company's entire interest in a set of four onshore production fields, with integrated facilities, located in the state of Espírito Santo, jointly called Norte Capixaba group of fields.	Petromais Global Exploração e Produção S.A. (renamed Origem Energia S.A.)	February 2022	478	b

(*) Amounts considered at the signing of the transaction.

a)	Sale of Potiguar group of fields and related assets

The agreement provides for the receipt of US$ 110 at the transaction signing, US$ 1,040 at the transaction closing, and US$ 235 to be paid in 4 annual installments of US$ 58.75, starting in March 2024.

The contract provides for price adjustments until the closing of the transaction, and it is also subject to the fulfillment of conditions precedent, such as approval by the Brazilian Agency of Petroleum, Natural Gas and Biofuels (ANP).

b)	Sale of Norte Capixaba group of fields

The agreement provides for the receipt of US$ 36 at the transaction signing, and US$ 442 at the transaction closing and US$ 66 in contingent payments provided for in the contract, depending on future Brent prices.

30

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The agreement provides for price adjustments and to the fulfillment of conditions precedent, such as the approval by the ANP.

22.2.	Transactions closed in the first quarter of 2022
Transaction	Acquirer	Signature date (S) Closing date (C)	Sale amount (*)	Gain/ (loss) (**)	Further information
Sale of the Company's entire interest in a set of seven onshore and shallow water fields called Alagoas group, and of Alagoas Natural Gas Processing Unit, in the state of Alagoas.	Petromais Global Exploração e Produção S.A. (renamed Origem Energia S.A.)	June 2021 (S) February 2022 (C)	300	335	a
Total
(*) The amount of "Proceeds from disposal of assets" in the Statement of Cash Flows is composed of amounts received this period, including installments of operations from previous years, and advances referring to operations not completed.
(**) Recognized in “Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control” within other income and expenses (note 6).

a)	Sale of Alagoas group of fields and related assets

The transaction was closed with the payment of US$ 240 to Petrobras in February 2022 is in addition to the US$ 60 paid to Petrobras on the signing date (June 2021).

22.3.	Price adjustments – transactions closed in previous periods
22.3.1.	Sale of RLAM refinery assets

The transaction closed in November 2021 included price adjustments provided for in the contract, for which the Company recognized US$ 68 in February 2022 within other income and expenses. This sale is still subject to residual price adjustment.

22.4.	Contingent assets from disposed investments – transactions closed in previous periods
22.4.1.	Pampo and Enchova groups of fields

In July 2020, Petrobras closed the sale of its entire interest in Pampo and Enchova groups of fields to Trident Energy do Brasil Ltda., with additional conditions providing for the payment to Petrobras of amounts of up to US$ 650 classified as contingent assets, to be recognized when the agreed conditions, relating to Brent prices, are met. Of this amount, the Company recognized US$ 36 in 2021, which was received in March 2022.

In March 2022, the Company recognized additional US$ 77 within other income and expenses, which is expected to be received in March 2023.

22.4.2.	Miranga group of fields

In December 2021, the Company closed the sale of its entire interest in 9 onshore production fields to SPE Miranga, a subsidiary of PetroRecôncavo S.A.

This agreement provides for up to US$ 85 in contingent receivables related to future average Brent prices. Of this amount, the Company met the agreed conditions for the receipt of US$ 15 in December 2021, and additional US$ 13 in the first quarter of 2022, recognized within other income and expenses in the corresponding periods. Both amounts will be updated according to changes in Brent prices and are expected to be received in March 2023.

22.4.3.	Baúna field

In November 2020, the Company closed the sale of its interest in this field to Karoon Petróleo & Gás Ltda (Karoon), a subsidiary of Karoon Energy Ltd.

This agreement provides for up to US$ 285 in contingent receivables related to future average Brent prices. Of this amount, the Company met the agreed conditions for the receipt of US$ 17 in 2021, and additional US$ 61 in the first quarter of 2022, recognized within other income and expenses in the corresponding periods. Both amounts will be updated according to changes in Brent prices and are expected to be received in January 2023.

31

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

22.5.	Other Operation

On March 23, 2022, the dissolution of Participações em Complexos Bioenergéticos S.A. – PCBios, in which Petrobras held 50%, was concluded, after approval at this company's Extraordinary General Meeting. There were no accounting effects arising from this transaction.

23.	Finance debt
23.1.	Balance by type of finance debt
In Brazil	03.31.2022	12.31.2021
Banking Market	1,353	1,237
Capital Market	2,982	2,504
Development banks (*)	878	769
Others	8	7
Total	5,221	4,517
Abroad
Banking Market	8,617	8,525
Capital Market	18,701	19,527
Export Credit Agency	2,708	2,951
Others	174	180
Total	30,200	31,183
Total finance debt	35,421	35,700
Current	3,790	3,641
Non-current	31,631	32,059
(*) It includes BNDES, FINAME, FINEP and New Development Bank (NDB)

Current finance debt is composed of:

	03.31.2022	12.31.2021
Short-term debt	131	108
Current portion of long-term debt	3,228	3,063
Accrued interest on short and long-term debt	431	470
Total	3,790	3,641

The capital market balance is mainly composed of US$ 18,018 in global notes issued abroad by the wholly-owned subsidiary PGF and US$ 2,795 in debentures issued by Petrobras in reais in Brazil.

The balance in global notes has maturities between 2024 to 2115 and does not require collateral. Such financing was carried out in dollars, euros and pounds, 87%, 3% and 10%, of the total global notes, respectively.

The debentures, with maturities between 2024 and 2034 and without guarantees, are not convertible into shares.

At March 31, 2021, there was no default, breach of covenants or change in collateral provided or clauses that would result in change in payment terms compared December 31, 2021.

32

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

23.2.	Changes in finance debt and reconciliation with cash flows from financing activities
	Balance at 01.01.2021	Additions	Principal amorti zation (*)	Interest amorti zation (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	Cumulative translation adjustment (CTA)	Modification of contractual cash flows	Transfer to liabilities classified as held for sale	Balance at 12.31.2021
In Brazil	8,853	-	(4,274)	(267)	316	233	(344)	-	-	4,517
Abroad	45,035	1,885	(15,971)	(2,034)	2,407	186	(325)	-	-	31,183
	53,888	1,885	(20,245)	(2,301)	2,723	419	(669)	−	−	35,700
Premium on repurchase of debt securities			(1,102)	−
Deposits linked to financing (***)			(66)	72
Net cash used in financing activities		1,885	(21,413)	(2,229)
(*) It includes pre-payments.
(**) It includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.
(***) Deposits linked to financing with China Development Bank (CDB), with semiannual settlements in June and December.

	Balance at 01.01.2022	Additions	Principal amorti zation (*)	Interest amorti zation (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	Cumulative translation adjustment (CTA)	Modification of contractual cash flows	Transfer to liabilities classified as held for sale	Balance at 03.31.2022
In Brazil	4,517	-	(149)	(92)	99	47	800	-	-	5,221
Abroad	31,183	150	(1,050)	(426)	416	(754)	680	-	-	30,200
	35,700	150	(1,199)	(518)	515	(707)	1,480	−	−	35,421
Premium on repurchase of debt securities			(26)	-
Deposits linked to financing (***)			(266)	(49)
Net cash used in financing activities		150	(1,491)	(567)
(*) It includes pre-payments.
(**) It includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.
(***) Deposits linked to financing with China Development Bank (CDB), with semiannual settlements in June and December.

In the first quarter of 2022, the Company’s maintained its liability management strategy to improve the debt profile and to adapt to the maturity terms of the Company’s long-term investments.

The Company repaid several finance debts, in the amount of US$ 2,058 notably US$ 679 to repurchase and withdraw global bonds previously issued by the Company in the capital market.

33

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

23.3.	Summarized information on current and non-current finance debt
Maturity in	2022	2023	2024	2025	2026	2027 onwards	Total (**)	Fair Value

Financing in U.S.Dollars (US$)(*):	2,330	2,560	3,328	2,676	1,666	14,682	27,242	28,356
Floating rate debt	2,115	2,560	2,676	1,933	1,143	897	11,324
Fixed rate debt	215	-	652	743	523	13,785	15,918
Average interest rate p.a.	5.2%	5.8%	6.0%	5.9%	6.4%	6.6%	6.4%
Financing in Brazilian Reais (R$):	1,027	529	734	245	476	2,211	5,222	5,315
Floating rate debt	759	311	310	153	153	584	2,270
Fixed rate debt	268	218	424	92	323	1,627	2,952
Average interest rate p.a.	5.9%	5.6%	5.1%	4.5%	4.1%	4.6%	4.9%
Financing in Euro (€):	18	7	13	482	-	650	1,170	1,238
Fixed rate debt	18	7	13	482	-	650	1,170
Average interest rate p.a.	4.7%	4.7%	4.7%	4.7%	-	4.7%	4.7%
Financing in Pound Sterling (£):	26	8	-	-	725	1,028	1,787	1,820
Fixed rate debt	26	8	-	-	725	1,028	1,787
Average interest rate p.a.	6.2%	6.2%	-	-	6.2%	6.4%	6.3%
Total as of March 31, 2022	3,401	3,104	4,075	3,403	2,867	18,571	35,421	36,729
Average interest rate	5.3%	5.7%	5.8%	5.7%	6.0%	6.5%	6.2%
Total as of December 31, 2021	3,641	2,973	3,988	3,449	2,832	18,817	35,700	37,891
Average interest rate	5.2%	5.3%	5.5%	5.6%	5.9%	6.5%	6.2%
(*) Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.
(**)The average maturity of outstanding debt as of March 31, 2022 is 13.22 years (13.39 years as of December 31, 2021).

The fair value of the Company's finance debt is mainly determined and categorized into a fair value hierarchy as follows:

Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to US$ 18,846 of March 31, 2022 (US$ 20,770 of December 31, 2021); and

Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also Petrobras’ credit risk, amounting to US$ 17,883 as of March 31, 2022 (US$ 17,121 as of December 31, 2021).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 27.3.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

Maturity	2022	2023	2024	2025	2026	2027 and thereafter	03.31.2022	12.31.2021
Principal	2,947	3,207	4,235	3,556	3,019	19,955	36,919	36,557
Interest	1,373	1,747	1,617	1,404	1,294	22,688	30,122	30,557
Total	4,320	4,954	5,852	4,960	4,313	42,643	67,041	67,114

34

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

23.4.	Lines of credit
						03.31.2022
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad
PGT BV	Syndicate of banks	12/16/2021	11/16/2026	5,000	−	5,000
PGT BV (*)	Syndicate of banks	3/27/2019	2/27/2024	3,250	−	3,250
Total				8,250	−	8,250

In Brazil
Petrobras	Banco do Brasil	3/23/2018	9/26/2026	422	−	422
Petrobras	Bradesco	6/1/2018	5/31/2023	422	−	422
Petrobras	Banco do Brasil	10/4/2018	9/5/2025	422	−	422
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	69	−	69
Total				1,335	−	1,335
(*) In April 2021, the subsidiary PGT BV extended part of the Revolving Credit Facility. As such, US$ 2,050 will be available for withdrawal from February 28, 2024 until February 27, 2026.

24.	Lease liabilities

Changes in the balance of lease liabilities are presented below:

	Balance at 12.31.2021	Remeasurement / new contracts	Payment of principal and interest (*)	Interest expenses	Foreign exchange gains and losses	Cumulative translation adjustment	Transfers	Balance at 03.31.2022
In Brazil	4.604	426	(374)	73	(401)	778	-	5.106
Abroad	18.439	311	(947)	231	(2.907)	2.900	-	18.027
Total	23.043	737	(1.321)	304	(3.308)	3.678	-	23.133
Current								5.353
Non-current								17.780

A maturity schedule of the lease arrangements (nominal amounts) is set out as follows:

Nominal Future Payments	2022	2023	2024	2025	2026	2027 onwards	Total
Balance at March 31, 2022	4,247	4,475	3,410	2,496	2,021	14,805	31,454
Balance at December 31, 2021	5,567	3,944	3,027	2,309	1,972	14,608	31,427

Payments in certain lease agreements vary due to changes in facts or circumstances occurring after their inception other than the passage of time. Such payments are not included in the measurement of the lease obligations. Variable lease payments in the first quarter of 2022 amounted to US$ 250, representing 19% in relation to fixed payments (US$ 185 and 13% in the same period of 2021).

In the first quarter of 2022, the Company recognized lease expenses in the amount of US$ 67 relating to short-term leases (US$ 23 in the same period of 2021).

At March 31, 2022, the nominal amounts of lease agreements for which the lease term has not commenced, as they relate to assets under construction or not yet available for use, is US$ 80,868 (US$ 79,557 at December 31, 2021).

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 27.3.

25.	Equity
25.1.	Share capital (net of share issuance costs)

As of March 31, 2022 and December 31, 2021, subscribed and fully paid share capital, net of issuance costs, was US$ 107,101, represented by 7,442,454,142 common shares and 5,602,042,788 preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

35

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

As of March 31, 2022 and December 31, 2021, the Company held treasury shares, of which 222,760 are common shares and 72,909 are preferred shares.

25.2.	Distributions to shareholders
25.2.1.	Proposed dividends

Distribution to shareholders for 2021, proposed by management for approval at the Annual General Shareholders Meeting, amounted to US$ 18,541 (corresponding to US$ 1.4215 per outstanding share), of which US$ 11,853 was anticipated during 2021 (updated by SELIC interest rate) and US$ 6,688 of complementary dividends to be paid on May 16, 2022, updated by SELIC interest rate since December 31, 2021.

These dividends were approved at the Annual General Shareholders Meeting held on April 13, 2022, when the complementary dividends was reclassified from shareholder’s equity to liabilities.

25.3.	Earnings per share
		Jan-Mar/2022			Jan-Mar/2021
	Common	Preferred	Total	Common	Preferred	Total
Net income attributable to shareholders of Petrobras	4,909	3,696	8,605	103	77	180
Weighted average number of outstanding shares	7,442,231,382	5,601,969,879	13,044,201,261	7,442,231,382	5,601,969,879	13,044,201,261
Basic and diluted earnings per share - in U.S. dollars	0.66	0.66	0.66	0.01	0.01	0.01
Basic and diluted earnings (losses) per ADS equivalent - in U.S. dollars (*)	1.32	1.32	1.32	0.02	0.02	0.02
(*) Petrobras' ADSs are equivalent to two shares.

Basic earnings per share are calculated by dividing the net income (loss) attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period.

Diluted earnings per share are calculated by adjusting the net income (loss) attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings are identical as the Company has no potentially dilutive shares.

26.	Fair value of financial assets and liabilities
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	759	-	-	759
Commodity derivatives	1	1	-	2
Foreign currency derivatives	-	10	-	10
Interest rate derivatives	-	8	-	8
Balance at March 31, 2022	760	19	-	779
Balance at December 31, 2021	650	23	−	673

Liabilities
Foreign currency derivatives	-	(168)	-	(168)
Balance at March 31, 2022	−	(168)	-	(168)
Balance at December 31, 2021	(1)	(272)	−	(273)

The estimated fair value for the Company’s non-current debt, computed based on the prevailing market rates, is set out in note 23.

Certain receivables are classified as fair value through profit or loss, as presented in note 9.

36

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The fair values of cash and cash equivalents, current debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

27.	Risk management
27.1.	Derivative financial instruments

A summary of the positions of the derivative financial instruments held by the Company and recognized in other current assets and liabilities as of March 31, 2022 , as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

		Statement of Financial Position
				Fair value
	Notional value		Asset Position (Liability)		Maturity
	03.31.2022	12.31.2021	03.31.2022	12.31.2021
Derivatives not designated for hedge accounting
Future contracts - total (*)	(1,643)	(1,308)	1	(1)
Long position/Crude oil and oil products	1,232	1,380	-	-	2022
Short position/Crude oil and oil products	(2,875)	(2,688)	-	-	2022
Swap (**)					−
Long put/ Soybean oil (**)	(16)	(11)	1	-	2022
Options
Long put/ Soybean oil (**)	(7)	−	-	-	2022
Forward contracts
Short position/Foreign currency (BRL/USD) (***)	(R$ 39)	R$ 15	3	-	2022
Swap
Foreign currency / Cross-currency Swap (***)	GBP 583	GBP 583	7	23	2026
Foreign currency / Cross-currency Swap (***)	GBP 442	GBP 442	(79)	(50)	2034
Swap - IPCA	R$ 3,008	R$ 3,008	8	(1)	2029/2034
Foreign currency / Cross-currency Swap (***)	US$ 729	US$ 729	(89)	(221)	2024/2029
Total recognized in the Statement of Financial Position			(148)	(250)
(*) Notional value in thousands of bbl.
(**) Notional value in thousands of tons.
(***) Amounts in US$, GBP and R$ are presented in million.

	Gains/ (losses) recognized in the statement of income
	2022	2021
Commodity derivatives
Other commodity derivative transactions - 27.2 (a)	(53)	(23)
Recognized in Other Income and Expenses	(53)	(23)
Currency derivatives
Swap Pounds Sterling x Dollar - 27.3 (b)	(30)	29
NDF – Pounds Sterling x Dollar - 27.3 (b)	−	4
Swap CDI x Dollar - 27.3 (b)	169	(28)
Others	−	1
	139	6
Interest rate derivatives
Swap - CDI X IPCA	(1)	(28)
	(1)	(28)
Cash flow hedge on exports (*)	(1,380)	(1,113)
Recognized in Net finance income (expense)	(1,242)	(1,135)
Total	(1,295)	(1,158)
(*) As presented in note 27.3

37

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Gains/ (losses) recognized in other comprehensive income
	2022	2021
Cash flow hedge on exports (*)	12,976	(4,455)

(*) As presented in note 27.3

Guarantees given as collateral
	03.31.2022	12.31.2021
Commodity derivatives	61	15
Currency derivatives	75	27
Total	136	42

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of March 31, 2022 is set out as follows:

Financial Instruments	Risk	Probable Scenario	Reasonably possible scenario	Remote Scenario
Derivatives not designated for hedge accounting
Future and forward contracts	Crude oil and oil products - price changes	-	(80)	(160)
Future and forward contracts	Soybean oil - price changes	-	(5)	(12)
Option	Soybean oil	-	(5)	(11)
Non-deliverable forwards (NDF)	Foreign currency - depreciation BRL x USD	-	(25)	(50)
		−	(115)	(233)

The probable scenario uses market references, used in pricing models for oil, oil products and natural gas markets, and takes into account the closing price of the asset on March 31, 2022. Therefore, no variation is considered arising from outstanding operations in this scenario. The reasonably possible and remote scenarios reflect the potential effects on the statement of income from outstanding transactions, considering a variation in the closing price of 25% and 50%, respectively. To simulate the most unfavorable scenarios, the variation was applied to each asset according to open transactions: price decrease for long positions and increase for short positions.

27.2.	Risk management of products prices

The Company is usually exposed to commodity price cycles, although it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the targets of the Strategic Plan are being met.

a)	Other commodity derivative transactions

Petrobras, by use of its assets, positions and market knowledge from its operations in Brazil and abroad, occasionally seeks to optimize some of its commercial operations in the international market, with the use of commodity derivatives to manage price risk.

27.3.	Foreign exchange risk management
a)	Cash Flow Hedge involving the Company’s future exports

The carrying amounts, the fair value as of March 31, 2022, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 4.7378 exchange rate are set out below:

38

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

			Present value of hedging instrument notional value at 03.31.2022
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$ million
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	April 2022 to March 2032	71,676	339,587

Changes in the present value of hedging instrument notional value	US$ million	R$ million
Amounts designated as of January 1, 2022	72,640	405,370
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	5,894	30,379
Exports affecting the statement of income	(2,548)	(13,632)
Principal repayments / amortization	(4,310)	(22,498)
Foreign exchange variation	-	(60,032)
Amounts designated as of March 31, 2022	71,676	339,587
Nominal value of hedging instrument (finance debt and lease liability) at March 31, 2022	82,513	390,929

In the first quarter of 2022, the Company recognized a US$ 24 gain within foreign exchange gains (losses) due to ineffectiveness (a US$ 1 loss in the same period of 2021).

The average ratio of future exports for which cash flow hedge accounting was designated to the highly probable future exports is 70.48%.

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of March 31, 2022 is set out below:

	Exchange rate variation	Tax effect	Total
Balance at January 1,2021	(37,257)	12,667	(24,590)
Recognized in Other comprehensive income	(3,949)	1,344	(2,605)
Reclassified to the statement of income - occurred exports	4,585	(1,559)	3,026
Balance at December 31, 2021	(36,621)	12,452	(24,169)
Recognized in Other comprehensive income	11,596	(3,943)	7,653
Reclassified to the statement of income - occurred exports	1,380	(469)	911
Balance at March 31, 2022	(23,645)	8,040	(15,605)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecasted export prices and export volumes following a revision of the Company’s strategic plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in the Strategic Plan 2022-2026, would not indicate a reclassification from equity to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of March 31, 2022 is set out below:

	2022	2023	2024	2025	2026	2027	2028 a 2031	Total
Expected realization	(6,562)	(6,903)	(4,727)	(2,227)	(1,736)	(2,222)	732	(23,645)

b)	Information on ongoing contracts

As of March 31, 2022, the Company has outstanding swap contracts - IPCA x CDI and CDI x Dollar, as well as Swap - Pound sterling x Dollar.

Swap contracts – IPCA x CDI and CDI x Dollar

Changes in future interest rate curves (CDI) may have an impact on the Company's results, due to the market value of these swap contracts. The parallel shock was estimated from the average term of swap contracts (25% of the future interest rate). A sensitivity analysis on CDI through a parallel shock keeping all other variables remaining constant, would result in the impacts shown in the following table:

39

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Sensitivity Analysis	Result
Parallel increase of 300 basis points	(31)
Parallel reduction of 300 basis points	50

c)	Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with reasonably possible and remote scenarios (25% and 50% changes in the foreign exchange rates prevailing on March 31, 2022, respectively), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies. This analysis only covers the exchange rate variation and maintains all other variables constant.

Financial Instruments	Exposure at 03.31.2022	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
Assets	5,327		452	1,332	2,663
Liabilities	(90,398)	Dollar/Real	(7,674)	(22,600)	(45,199)
Exchange rate - Cross currency swap	(635)		(54)	(159)	(317)
Cash flow hedge on exports	71,676		6,085	17,919	35,838
	(14,030)		(1,191)	(3,508)	(7,015)
Assets	2	Euro/Real	−	1	1
Liabilities	(16)		(1)	(4)	(8)
	(14)		(1)	(3)	(7)
Assets	1,207	Euro/Dollar	(11)	302	603
Liabilities	(2,360)		21	(590)	(1,180)
	(1,153)		10	(288)	(577)
Assets	2	Pound/Real	−	1	1
Liabilities	(21)		(2)	(5)	(11)
	(19)		(2)	(4)	(10)
Assets	1,812	Pound/Dollar	7	453	906
Liabilities	(3,562)		(15)	(890)	(1,781)
Derivative - cross currency swap	1,347		5	337	674
	(403)		(3)	(100)	(201)
Total at March 31, 2022	(15,619)		(1,187)	(3,903)	(7,810)
(*) At March 31, 2022, the probable scenario was computed based on the following risks: R$ x U.S. Dollar - a 8.49% depreciation of the Real; Yen x Dollar - a 1.2% appreciation of the Yen; Euro x U.S. Dollar: a 0.8% depreciation of the Euro; Pound Sterling x U.S. Dollar: a 0.38% depreciation of the Pound Sterling; Real x Euro: a 7.6% depreciation of the Real; and Real x Pound Sterling - a 8.9% depreciation of the Real. Source: Focus and Thomson Reuters.
27.4.	Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations faced by certain subsidiaries of Petrobras.

The sensitivity analysis of interest rate risk presented in the table below is carried out for a 12-month term. Amounts referring to reasonably possible and remote scenarios mean the total floating interest expense if there is a variation of 25% and 50% in these interest rates, respectively, maintaining all other variables constant.

Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
LIBOR 3M	5	7	8
LIBOR 6M	410	471	532
CDI	145	181	217
TJLP	72	90	108
IPCA	102	127	153
	734	876	1,018
(*) The probable scenario was calculated considering the quotations of currencies and floating rates to which the debts are indexed.

40

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

27.5.	Liquidity risk management

The possibility of a shortage of cash or other financial assets in order to settle the Company’s obligations on the agreed dates is managed by the Company.

Following its liability management strategy, the Company regularly evaluates market conditions and may enter into transactions to repurchase its own securities or those of its affiliates, through a variety of means, including tender offers, make whole exercises and open market repurchases, in order to improve its debt repayment profile and cost of debt.

28.	Related-party transactions
28.1.	Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian Federal Government, which include transactions with banks and other entities under its control, such as financing and banking, asset management and other transactions.

The balances of significant transactions are set out in the following table:

		03.31.2022		12.31.2021

	Assets	Liabilities	Assets	Liabilities
Joint ventures and associates
State-controlled gas distributors (joint ventures)	270	49	255	42
Petrochemical companies (associates)	16	44	26	12
Other associates and joint ventures	88	35	104	13
Subtotal	374	128	385	67
Brazilian government – Parent and its controlled entities
Government bonds	1,730	-	1,446	-
Banks controlled by the Brazilian Government	10,321	1,432	8,417	1,267
Petroleum and alcohol account - receivables from the Brazilian Government	616	-	506	-
Others	84	74	28	54
Subtotal	12,751	1,506	10,397	1,321
Pension plans	64	35	51	61
Total	13,189	1,669	10,833	1,449
Current	2,930	357	2,110	315
Non-Current	10,259	1,312	8,723	1,134
Total	13,189	1,669	10,833	1,449

The income/expenses of significant transactions are set out in the following table:

41

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	2022	2021
	Jan-Mar	Jan-Mar
Joint ventures and associates
BR Distribuidora (now called Vibra Energia)	−	3,310
Natural Gas Transportation Companies	−	(245)
State-controlled gas distributors (joint ventures)	574	449
Petrochemical companies (associates)	1,125	768
Other associates and joint ventures	29	42
Subtotal	1,728	4,324
Brazilian government – Parent and its controlled entities
Government bonds	42	7
Banks controlled by the Brazilian Government	21	(63)
Receivables from the Electricity sector	−	15
Petroleum and alcohol account - receivables from the Brazilian Government	19	11
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S.A. – PPSA	(39)	(31)
Others	11	10
Subtotal	54	(51)
Pension plans	−	−
Total	1,782	4,273
Revenues, mainly sales revenues	1,781	4,734
Purchases and services	4	(380)
Income (expenses)	(89)	(43)
Foreign exchange and inflation indexation charges, net	12	(40)
Finance income (expenses), net	74	2
Total	1,782	4,273

Information on judicialized debts from the Brazilian Federal Government (precatórios) issued in favor of the Company arising from the petroleum and alcohol accounts is disclosed in note 13.1 to the Company’s 2021 annual Financial Statements.

The liability related to pension plans of the Company's employees and managed by the Petros Foundation, including debt instruments, is presented in note 12.

28.2.	Compensation of key management personnel

The total compensation of Executive Officers and Board Members of Petrobras is set out as follows:

		Jan-Mar/2022			Jan-Mar/2021
	Executive Officers	Board of Directors	Total	Executive Officers	Board of Directors	Total
Wages and short-term benefits	0.7	−	0.7	0.7	−	0.7
Social security and other employee-related taxes	0.2	−	0.2	0.2	−	0.2
Post-employment benefits (pension plan)	0.1	−	0.1	0.1	−	0.1
Variable compensation	−	-	−	−	-	−
Benefits due to termination of tenure	−	-	−	−	-	−
Total compensation recognized in the statement of income	1.0	−	1.0	1.0	−	1.0
Total compensation paid (*)	1.3	−	1.3	1.0	−	1.0
Average number of members in the period (**)	9.00	11.00	20.00	9.00	10.00	19.00
Average number of paid members in the period (***)	9.00	3.33	12.33	9.00	5.00	14.00
(*) The variable compensation (PPP) paid to management is included in the Executive Officers columns.
(**) Monthly average number of members.
(***) Monthly average number of paid members.

In the three-month period ended March 31, 2022, expenses related to compensation of the board members and executive officers of Petrobras amounted to US$ 2.9 (US$ 3.5 for the same period of 2021).

On April 13, 2022, the Company’s Annual Shareholders’ Meeting set the threshold for the overall compensation for executive officers and board members at US$ 8.3 (R$ 39.5 million) from April 2021 to March 2022.

The compensation of the Advisory Committees to the Board of Directors is separate from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

42

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

In accordance with Brazilian regulations applicable to companies controlled by the Brazilian Federal Government, Board members who are also members of the Audit Committee or Audit Committee of Petrobras and its subsidiaries are only compensated with respect to their Audit Committee duties. The total compensation concerning these members was US$ 153 thousand for the first quarter of 2022 (US$ 183 thousand with tax and social security costs). For the same period of 2021, the total compensation concerning these members was US$ 113 thousand (US$ 135 thousand with tax and social security costs).

29.	Supplemental information on statement of cash flows
	Jan-Mar/2022	Jan-Mar/2021
Amounts paid/received during the period:
Withholding income tax paid on behalf of third-parties	162	188
Transactions not involving cash
Lease	975	384
Provision/(reversals) for decommissioning costs	10	(1)
Use of deferred tax and judicial deposit for the payment of contingency	720	-

30.	Subsequent events

Receipt of the remaining balance relating to the sale of NTS

On April 4, 2022, five years after the closing of this divestment, Petrobras received US$ 1,000, included price adjustments, relating to the remaining balance from the sale of the Company’s 90% interest in Nova Transportadora do Sudeste (NTS) to Nova Infraestrutura Gasodutos Participações S.A. (NISA), a subsidiary of Nova Infraestrutura Fundo de Investimentos em Participações Multiestratégia (FIP). As of March 31, 2022 this amount was recorded in receivables from divestments.

Receipt of compensation from Atapu and Sépia

On April 27, 2022, Petrobras signed the Production Sharing Contract for the surplus volume of the Transfer of Rights Agreement related to Atapu field, in partnership with Shell Brasil Petróleo Ltda (Shell, 25%) and TotalEnergies EP Brasil Ltda. (TotalEnergies, 22.5%), and related to Sépia in consortium with TotalEnergies (28%), Petronas Petróleo Brasil Ltda. (Petronas, 21%) and QP Brasil Ltda. (QP, 21%), according to the results of the Second Bidding Round for the Surplus Volume of the Transfer of Rights Agreement in the Production Sharing regime, which was held on December 17, 2021.

The compensation paid to Petrobras were:

•	US$ 1,110 (R$ 5,260 million) on April 13, 2022, paid by Shell relating to Atapu field;
•	US$ 992 (R$ 4,700 million) on April 26, 2022, paid by TotalEnergies relating to Atapu field;
•	US$ 3,071 (R$ 14,550 million) on April 26, 2022, paid by TotalEnergies, Petronas, and QP relating to Sépia field.

These amounts already include an estimate of the gross-up of the taxes levied, pursuant to Ordinance No. 8 of April 19, 2021 of the Ministry of Mines and Energy (MME), and may be updated when Petrobras calculates the gain on the transfer of assets to the Production Sharing regime.

On the same date, were also signed the Co-participation Agreements and the Amendments to the Agreement for the Individualization of Atapu and Sepia Production (AIPs), necessary to manage the coincident deposits contained in these areas.

The agreements became effective on May 2, 2022.

Tender offer of Global Notes

On April 14, 2022, Petrobras concluded the tender offer of global notes, with maturities between 2024 and 2051, carried out by PGF. The total amount of global notes offered by bondholders, excluding capitalized and unpaid interest, was US$ 1,952. The total amount paid was US$ 1,997, considering prices offered by Petrobras and excluding capitalized interest up to the settlement date.

43

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Sale of Albacora Leste field

On April 27, 2022, the Company’s Board of Directors approved the sale of its entire interest in the Albacora Leste field concession, located predominantly in deep waters of the Campos basin, to Petro Rio Jaguar Petróleo Ltda. (PetroRio), a subsidiary of Petro Rio S.A.

The Company will receive up to US$ 2,203, of which (a) US$ 293 will be paid to Petrobras at the contract signing; (b) US$ 1,660 at the transaction closing, and (c) up to US$ 250 in contingent payments, depending on future Brent prices. The transaction is subject to price adjustments and to the fulfillment of conditions precedent, such as the non-exercise of the preemptive right by the current consortium member Repsol Sinopec Brasil, the approval by CADE and ANP.

Sale of Deten

On April 27, 2022, the Company’s Board of Directors approved the sale of its entire interest (27.88%) in the associate Deten Química S.A (Deten), a petrochemical company located in the Camaçari industrial complex, in the state of Bahia, to Cepsa Química S.A., which already has an indirect 69.94% interest in Deten.

This sale amounts to US$ 123 (R$ 585 million), of which 5% paid to Petrobras at the contract signing and 95% at the transaction closing. The transaction is subject to price adjustments and to the fulfillment of conditions precedent, such the approval by CADE.

Distribution of remuneration to shareholders

On May 5, 2022, Petrobras’s Board of Directors approved the distribution of remuneration to shareholders in the amount of US$ 9,675, or R$ 48,446 million (US$ 0,7417 per outstanding preferred and common shares, or R$ 3.7155), of which US$ 8,173, or R$ 40,943 million, as an anticipation based on the net income for the three-month period ended March 31, 2022, and US$ 1,502, or R$ 7,523 million, as an intermediate distribution by use of the profit retention reserve, as presented in the following table:

	Date of register	Amount per Share	Amount
Anticipation of dividends	05.23.2022	0.5412	7,059
Anticipation of interest on capital	05.23.2022	0.0859	1,121
Total anticipations based on the net income of Jan-Mar/2022		0.6271	8,180
Intermediate dividends by use of profit retention reserve	05.23.2022	0.1152	1,503
Total distribution to shareholders		0.7423	9,683
Outstanding preferred shares		0.7423	4,159
Outstanding common shares		0.7423	5,525

These dividends and interest on capital will be paid in two equal installments, on June 20 and July 20, 2022, and will be deducted from the remuneration that will be distributed to shareholders relating to the fiscal year 2022.

For the purpose of calculating the total dividends to be paid relating to the fiscal year 2022, these amounts will be adjusted by the Selic rate from the date of the payments to the end of the fiscal year.

44

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer